Exhibit 99.4

WESTERN WIND ENERGY CORP.
Suite 1328 – 885 West Georgia Street

Vancouver, BC  V6C 3E8

_________________________________________________________

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

OF SHAREHOLDERS TO BE HELD ON JUNE 11, 2008

________________________________________________________

TO:

The Shareholders of WESTERN WIND ENERGY CORP.

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the shareholders of Western Wind Energy Corp. (“Western Wind”) will be held in Vancouver, British Columbia, at Suite 1925 - 700 West Georgia Street, on Wednesday, the 11th day of June 2008, at 10:00 o'clock in the morning, for the following purposes:

1.

To receive and consider the comparative financial statements of Western Wind for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

2.

To determine the number of directors to be elected to the board;

3.

To elect directors for the ensuing year or until their successors have been duly elected or appointed;

4.

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

5.

To consider and, if thought advisable, to approve an ordinary resolution of Disinterested Shareholders approving a new stock option plan;

6.

To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, a Form of Proxy, a Request for Financial Information Form and the Reporting Package relating to Western Wind’s change of auditors during the fiscal year ended December 31, 2007.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the Form of Proxy.  A proxy will not be valid unless it is dated and deposited by mail or hand at the office of Pacific Corporate Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED at Vancouver, British Columbia, this 7th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Jeffrey J. Ciachurski, Chief Executive Officer